Exhibit 15.2

LINE MOBILE Financial Statements

Report of Independent Auditors

To the Board of Directors of LINE MOBILE Corporation

We have audited the accompanying financial statements of LINE MOBILE Corporation, which comprise the statement of financial position as of March 31, 2019, and the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for the period from April 2, 2018 to March 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 2, the accompanying financial statements are not presented in accordance with IFRS 1, First-time adoption of International Financial Reporting Standards, as they do not include comparative figures or required transition disclosures, which constitute departures from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion

In our opinion, except for the effects of the matter discussed in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of LINE MOBILE Corporation as of March 31, 2019, and the results of its operations and its cash flows for the period from April 2, 2018 to March 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

September 27, 2019

LINE MOBILE Corporation

Statement of Financial Position

(In millions of yen)

	Notes	March 31, 2019
Assets
Current assets
Cash	6	1,568
Trade and other receivables	7, 12, 16, 18	2,863
Contract assets	16	931
Inventories	8	188
Prepaid expenses		399
Other current assets	11	214

Total current assets		6,163

Non-current assets
Property and equipment	9	282
Other non-current assets	11	28

Total non-current assets		310

Total assets		6,473

Liabilities
Current liabilities
Trade and other payables	12, 18	3,570
Accrued expenses		801
Contract liabilities	16	163
Other current liabilities		0

Total current liabilities		4,534

Non-current liabilities
Other non-current liabilities	11	8

Total non-current liabilities		8

Total liabilities		4,542

Shareholders’ equity
Share capital	14	6,910
Share premium	14	6,876
Accumulated deficit		(11,855)

Equity attributable to the shareholders of the Company		1,931

Total shareholders’ equity		1,931

Total liabilities and shareholders’ equity		6,473

See Notes to Financial Statements

LINE MOBILE Corporation

Statement of Profit or Loss and Other Comprehensive Income

(In millions of yen)

	Notes	April 2, 2018 to March 31, 2019
Revenues and other operating income:
Revenues	5, 16	9,443
Other operating income	17	23

Total revenues and other operating income		9,466
Operating expenses:
Employee compensation expenses	13	(366)
Marketing expenses		(2,702)
Outsourcing and other service expenses		(2,118)
Communication facility fee		(8,864)
Depreciation expenses	9	(18)
Other operating expenses	17	(2,453)

Total operating expenses		(16,521)

Loss from operating activities		(7,055)

Finance income	17	12
Finance costs	17	(0)

Loss before tax		(7,043)

Income tax expenses	10	—

Loss for the period		(7,043)

Attributable to:
The shareholders of the Company		(7,043)
Other comprehensive income/(loss)
Item that will not be reclassified to profit or loss		—
Items that may be reclassified to profit or loss		—

Total other comprehensive income for the period, net of tax		—

Total comprehensive loss for the period, net of tax		(7,043)

Attributable to:
The shareholders of the Company		(7,043)

See Notes to Financial Statements

LINE MOBILE Corporation

Statement of Changes in Equity

(In millions of yen)

		Equity attributable to the shareholders of the Company
	Notes	Share capital	Share premium	Accumulated deficit	Total shareholders’ equity
Balance at April 2, 2018		6,910	6,876	(4,812)	8,974
Comprehensive loss
Loss for the period		—	—	(7,043)	(7,043)
Other comprehensive income		—	—	—	—

Total comprehensive loss for the year		—	—	(7,043)	(7,043)

Balance at March 31, 2019		6,910	6,876	(11,855)	1,931

See Notes to Financial Statements

LINE MOBILE Corporation

Statement of Cash Flows

(In millions of yen)

	Notes	April 2, 2018 to March 31, 2019
Cash flows from operating activities
Loss before tax		(7,043)
Adjustments for:
Depreciation expenses	9	18
Finance cost	17	0
Finance income	17	(12)
Changes in:
Trade and other receivables		(1,609)
Contract assets	16	(884)
Inventories	8	(140)
Trade and other payables		2,302
Contract liabilities	16	89
Accrued expenses		(190)
Prepaid expenses		(242)
Other current assets		(164)
Other non-current assets		(18)
Other non-current liabilities		7

Cash used in operating activities		(7,886)

Interest received		7
Interest paid		(0)

Net cash used in operating activities		(7,879)

Cash flows from investing activities
Acquisition of property and equipment	9	(66)
Payments for loan receivables	20	(7,313)
Collection of loan receivables	20	7,313

Net cash used in investing activities		(66)

Cash flows from financing activities
Repayment of short-term borrowing	15	(2,000)

Net cash used in financing activities		(2,000)

Net decrease in cash		(9,945)
Cash at the beginning of the period		11,513

Cash at the end of the period	6	1,568

See Notes to Financial Statements

LINE MOBILE Corporation

Notes to Financial Statements

1.	Reporting entity

LINE MOBILE Corporation (the “Company”) was incorporated in February 2016 in Japan in accordance with the Companies Act of Japan under the name LMN Corporation. In June 2016, the Company changed its name to LINE MOBILE Corporation and commenced its services starting September 2016. The Company’s head quarter is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company provides mobile virtual network operator (“MVNO”) services in Japan utilizing the wireless communication networks of third-party mobile telecommunication service providers and sells mobile devices.

The Company was a fully owned subsidiary of LINE Corporation (“LINE”) as of the date of incorporation. Effective April 2, 2018, the Company issued new shares to SoftBank Corp. (“SoftBank”) through a third-party allotment, pursuant to which LINE’s ownership interest in the Company decreased from 100% to 49% with SoftBank holding the remaining interest. Since then, SoftBank Group Corp., the parent of SoftBank, is the ultimate parent company of the Company.

2.	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) except for the following: Although the Company has adopted IFRS since January 1, 2017, the disclosures required under IFRS 1 for first time adoption as well as comparative financial information are not disclosed. Please refer to the second paragraph for further details. As forementioned above, effective April 2, 2018, the Company provided a third-party allotment to SoftBank, thus the LINE’s ownership in the Company decreased from 100% to 49%. Since then, the Company has been accounted as an investment under the equity method on LINE’s consolidated financial statements and has changed its fiscal year-end from December 31 to March 31.

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the amendment of the Form 20-F of LINE, as the Company was a significant equity-method investee of LINE. The disclosures required under IFRS 1 for first time adoption as well as comparative financial information are not disclosed. Instead, pursuant to Rule 3-09 and FRM Section 2405.4, the financial statements were prepared for the period in which the Company has been an equity-method investee of LINE, which is for its Statement of Financial Position as of March 31, 2019, and for the Statement of Profit or Loss and Other Comprehensive Income, the Statement of Changes in Equity, and the Statement of Cash Flows for the period from April 2, 2018 to March 31, 2019. The financial statements do not reflect the issuance of shares (and the related receipt of proceeds) upon the third-party allotment on April 2, 2018 since the financial statements only present the results of operations and cash flows from that point forward.

The financial statements are presented in Japanese yen, which is also the Company’s functional currency. The financial statements are presented in millions of Japanese yen. The financial statements were approved by Ayano Kado, Representative Director and Hayato Imamura, Director of Corporate Services on September 26, 2019.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparing its financial statements are set out below. The accounting policies have been applied consistently to all periods presented in these financial statements.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(1)	Basis of Measurement

The financial statements have been prepared on a historical cost basis.

(2)	Cash

Cash consists of cash on hand and demand deposits which can be withdrawn at any time.

(3)	Financial Assets

(a)	Recognition of financial assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instruments. The Company initially recognizes trade and other receivables on the date of transaction.

(b)	Classification of financial assets

Based on the Company’s business model for managing its financial assets and the characteristics of contractual cash flows of the financial assets, the Company classifies its financial assets in the category of financial assets at amortized cost.

Financial assets measured at amortized cost include debt instruments of which contractual cash flows represent solely payments of principal and interest on the principal amount outstanding, and which are held within a business model whose objective is achieved solely by collecting contractual cash flows.

(c)	Measurement of financial assets

i.	Initial measurement

At initial recognition, the Company measures financial assets at fair value. Financial assets not classified as financial assets at fair value through profit or loss are measured at fair value, including any transaction costs that are directly attributable to the acquisition of the financial asset.

ii.	Subsequent measurement

Financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income are included in finance income. When the financial asset is derecognized, the difference between amortized cost and consideration received is recognized in profit or loss. When there are changes in the amount of expected credit loss of the financial asset, an impairment gain or loss is recognized in profit or loss.

(d)	Derecognition of a financial asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(4)	Financial Liabilities

(a)	Initial recognition and classification

The Company recognizes financial liabilities in the Statements of Financial Position when the Company becomes a party to the contractual provisions of the financial liability. Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or financial liabilities measured at amortized cost.

(b)	Initial measurement of financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities measured at amortized cost, net of directly attributable transaction costs.

(c)	Subsequent measurement

All financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes financial liabilities from the Statements of Financial Position when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expired).

(5)	Fair Value Measurement

The Company refers to the following inputs in order to measure the fair value of applicable financial instruments:

–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(6)	Inventories

Inventories, consisting of mobile devices, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”) basis. Net realizable value is determined based on the estimated selling price, less costs to sell.

(7)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(8)	Property and Equipment

Property and equipment are measured and recognized at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes any other costs directly attributable to bring the assets to a working condition for their intended use and the costs of dismantling and removing the assets and restoring the site on which they are located.

The cost of replacing a part of property and equipment is included in the carrying amount of the asset or recognized as a separate asset, as necessary, if it is probable that the future economic benefits embodied within the part will flow into the Company and if the cost can be reliably measured. Accordingly, the carrying amount of those parts that are replaced is derecognized. The costs of day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Assets held within construction-in-progress are not depreciated. Depreciation of property and equipment is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives as provided below. A component that is significant compared with the total cost of an item of property and equipment is depreciated separately over its useful life.

Gains or losses arising from the derecognition of an item of property and equipment are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income or expenses.

The estimated useful lives for the period from April 2, 2018 to March 31, 2019 are as follows:

Estimated useful lives (years)
Leasehold improvements	5
Equipment	9
Others	3-5

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted, as appropriate, if expectations differ from previous estimates. The change is accounted for as a change in an accounting estimate.

(9)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

(a)	Finance Leases

Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.

(b)	Operating Leases

All lease arrangements, except finance leases that have been capitalized in the Statements of Financial Position, are classified as operating leases.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(9)	Leases (continued)

(b)	Operating Leases (continued)

For operating lease transactions where the Company is a lessee, lease payments are recognized as an expense using the straight-line method over the lease term in the Statements of Profit or Loss.

(10)	Impairment of Financial Assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(11)	Impairment of Non-financial Assets

The Company’s tangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Tangible assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period

(12)	Employee Compensation Expenses

Employee compensation expenses consist of short-term employee compensations that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service. The undiscounted short-term employee compensations are accounted for on an accrual basis over the period in which employees have provided the services.

(13)	Marketing Expenses

The Company incurs marketing expenses to increase brand awareness and to promote the launching of new services. The Company’s marketing expenses are primarily related to TV commercials. Marketing personnel compensation expenses are not included in marketing expenses, and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

(14)	Revenue

The Company mainly provides services of audio communication, data communication, and other related optional services, collectively mobile communication services and also sells mobile devices to its customers. The Company has adopted IFRS 15 on January 1, 2017.

The Company recognizes revenue differently, depending on the type of transactions, which is described below. Revenue is measured at the fair value of the consideration of services provided in the ordinary course of business, less applicable sales and other taxes, where appropriate.

For both types of services described below, the Company recognizes prepaid expenses for commission fees paid to stores and recognizes related expenses on a straight-line basis through the estimated service period.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(14)	Revenue (continued)

(a)	Mobile Communication Services

Revenue for mobile communication services are mainly related to monthly usage fees, communication fees, and service charges. Such services are invoiced to the customer on a monthly basis and payment is due within a short period of time. The Company recognizes revenue when the performance obligations are satisfied as such services are provided. Within the aforementioned services, there are also initial set-up commission fees received from the customer and advance payments received from retail stores in exchange for entry packages as mobile communication service registration fees. Both of these fees are recorded as contract liabilities and are recognized as revenue on a straight-line basis through the contract period. The contract period is the duration of the contract in which the parties to the contract have present enforceable rights and obligations.

There are also instances where the Company enters into agreements with customers in which the first month of payment is free. In such cases, the Company recognizes contract assets which consists of unbilled receivables from customers for mobile communication services for the portion in which performance obligations have been satisfied.

(b)	Mobile Devices

Mobile devices revenues are derived from sales of wireless phone devices to the customer. Payments from customers are either received in full when selling the device to the customer, or received in installments on a monthly basis due within a short period of time. The Company’s performance obligation is satisfied when the control of the mobile devices are transferred to the customer. Thus, revenue is recognized at a point in time when the mobile device is physically handed over to the customer. There are no significant financing components in services the Company provides its customers.

(15)	Finance Income and Finance Costs

Finance income includes interest income such as those from loans and demand deposits.

Finance costs mainly comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(16)	Income Taxes

Income tax expenses comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss, except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(16)	Income Taxes (continued)

(a)	Current tax (continued)

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow, in a manner that the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied on the same taxable entity by the same tax authority.

(17)	Operating Segments

The Company identifies operating segments based on the internal report regularly reviewed by the Company’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Company is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors.

(18)	Standards Issued but not yet Effective

IFRS 16 Leases

The IASB issued IFRS 16 Leases. IFRS 16 governs the accounting for leases and the related contractual rights and obligations. Lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS 17. At the commencement date of a lease, a lessee will

LINE MOBILE Corporation

Notes to Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(18)	Standards Issued but not yet Effective (continued)

recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. The Company will adopt IFRS 16 for the annual reporting period beginning on April 1, 2019, which is the mandatory effective date. The Company intends to use the simplified approach and does not plan to restate the amounts in the comparable reporting periods prior to adoption of IFRS 16. The most significant impact identified is that the Company will recognize new right-of-use assets and lease liabilities for its operating leases of certain stores. In addition, the nature of expenses related to those leases will change from the recognition of lease expenses under IAS 17 to the recognition of depreciation expenses for right-of-use assets and interest for lease liability under IFRS 16.

On the reporting date, the Company expects to recognize the right-of-use assets and lease liabilities of 422 million yen and 422 million yen, respectively, as of April 1, 2019 due to the adoption of IFRS 16. For the fiscal year ending March 31, 2020, the operating lease expenses are expected to decrease by 84 million yen, and total in depreciation expenses of the right-of-use assets and interest expenses on lease liabilities are expected to increase by 86 million yen, compared to those under IAS 17. As of March 31, 2019, the Company bears commitments of 47 million yen for non-cancellable operating leases (refer to Note 13 Lease-Company as Lessee). Due to the adoption of IFRS 16, for the fiscal year ending March 31, 2020, cash flows from operating activities are expected to increase by approximately 84 million yen and cash flows from financing activities are expected to decrease by 84 million yen, compared to those under IAS 17, due to the principal payment of lease liabilities being classified to the cash flows from financing activities.

4.	Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of management in light of historical experience and various factors deemed to be reasonable as of the fiscal year end date. Given their nature, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by management. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods. Among estimates and assumptions made by management, the following estimates and assumptions are ones that may have a material effect on the amounts recognized in the financial statements of the Company.

(a)	Recoverability of deferred tax assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Statements of Financial Position and its tax base, the Company recognizes deferred tax assets and deferred tax liabilities. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates

LINE MOBILE Corporation

Notes to Financial Statements (continued)

4.	Significant Accounting Judgements, Estimates and Assumptions (continued)

(a)	Recoverability of deferred tax assets (continued)

that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carryforward and unused tax credits carryforward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on financial budgets approved by management of the Company, and it is based on management’s subjective judgments and assumptions. The Company considers these estimates to be significant because any adjustments in the assumed conditions and amendments of tax laws in the future may significantly affect the amounts of deferred tax assets and deferred tax liabilities.

5.	Segment Information

A reporting segment is a component that engages in business activities and incurs revenues and expenses with discrete financial information whose operating results are regularly reviewed by the Chief Operating Decision Maker to make decisions to allocate resources to each reportable segment and assessing its performance.

The Company has a single reportable segment that provides MVNO services utilizing third party wireless communication networks and selling mobile devices.

The Chief Operating Decision Maker of the Company, who is the Company’s board of directors, regularly reviews the Company’s performance based on a single operating segment and makes all business decisions on such.

(1)	Revenues from Major Services

The Company’s revenues from its major services for the period from April 2, 2018 to March 31, 2019 are as follows:

(In millions of yen)

Period from April 2, 2018 to March 31, 2019
Mobile communication services	8,537
Mobile devices	888
Other	18

Total	9,443

(2)	Geographic Information

Revenues from external customers

All revenues from external customers are from customers in Japan.

Non-current operating assets

Non-current operating assets mainly consist of property and equipment.

All non-current operating assets are located in Japan.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

5.	Segment Information (continued)

(3)	Major Customers

No single customer accounted for 10 percent or more of the Company’s total revenues for the period from April 2, 2018 to March 31, 2019.

6.	Cash

The breakdown of cash as of March 31, 2019 is as follows:

(In millions of yen)

March 31, 2019
Demand deposits	1,568

7.	Trade and Other Receivables

Trade and other receivables as of March 31, 2019 is as follow:

(In millions of yen)

March 31, 2019
Trade and other receivables, current	3,151
Loss allowance(1)	(288)

Total trade and other receivables	2,863

(1)	Loss allowance accounted only for trade receivables and amounted to 288 million yen as of March 31, 2019.

For movement in the loss allowance account related to trade and other receivables, refer to Note 18 Financial Risk Management.

8.	Inventories

Inventories as of March 31, 2019 is as follows:

(In millions of yen)

March 31, 2019
Mobile devices	188

Total inventories	188

Cost of goods for the period from April 2, 2018 to March 31, 2019, was 782 million yen.

Inventory valuation losses for the period from April 2, 2018 to March 31, 2019 was 3 million yen.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

9.	Property and Equipment

Changes in property and equipment for the period from April 2, 2018 to March 31, 2019 are as follows:

	(In millions of yen)

	Leasehold improvements	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at April 2, 2018	11	—	—	4	15
Acquisitions	—	63	222	3	288

Balance at March 31, 2019	11	63	222	7	303

Accumulated depreciation and impairment
Balance at April 2, 2018	(2)	—	—	(1)	(3)
Depreciation	(2)	(15)	—	(1)	(18)

Balance at March 31, 2019	(4)	(15)	—	(2)	(21)

Carrying amounts
Balance at April 2, 2018	9	—	—	3	12

Balance at March 31, 2019	7	48	222	5	282

10.	Income Taxes

(1)	Deferred Tax Assets and Deferred Tax Liabilities

Below is a breakdown of the deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets were recognized:

(In millions of yen)
March 31, 2019
Deductible temporary differences	1,685
Unused tax losses	10,173
Unused tax credits	—

Total	11,858

Below is a breakdown of unused tax losses by expiry date for which no deferred tax assets were recognized:

(In millions of yen)
March 31, 2019
Less than one year	—
Between one year and five years	—
Five years and more	10,173
No expiration date	—

Total	10,173

LINE MOBILE Corporation

Notes to Financial Statements (continued)

(2)	Effective tax rate

The income tax expense calculated by applying the statutory tax rate to the Company’s loss before tax differs from actual tax expenses in the Statement of Profit or Loss for the year ended March 31, 2019 for the following reasons:

(In millions of yen)

March 31, 2019
Loss before tax	(7,043)

Income tax refund at statutory rate of 31.69%	2,232
Assessment of recoverability of deferred tax assets(1)	(2,236)
Other	4

Income tax expenses reported in the Statement of Profit or Loss	—

(1)	For the period from April 2, 2018 to March 31, 2019, the amount was due to deferred tax assets being unrecoverable.

11.	Other Current Assets, Other Non-Current Assets, and Other Non-Current Liabilities

(1)	Other current assets as of March 31, 2019 consist of consumption taxes receivable.

(2)	Other non-current assets as of March 31, 2019 are as follows:

(In millions of yen)

March 31, 2019
Long-term prepaid expenses	19
Other	9

Total other non-current assets	28

(3)	Other non-current liabilities as of March 31, 2019 consist of long-term accrued expenses.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

12.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash, by line item in the Statements of Financial Position and by category as defined in IFRS 9 Financial Instruments as of March 31, 2019 are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature.

	(In millions of yen)

	March 31, 2019
Items	Book value	Fair value
Financial assets:
Trade and other receivables
Financial assets at amortized cost	2,863

Total	2,863

Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3,570

Total	3,570

13.	Leases—Company as Lessee

Operating lease commitments—Company as lessee

The Company has entered into commercial lease agreements for certain office spaces and stores. All leases have a one year lease term. There are no restrictions placed upon the Company be entering into these leases.

Future minimum lease payments under non-cancelable operating leases are as follows:

(In millions of yen)

March 31, 2019
Within one year	47

14.	Issued Capital and Reserves

The movement in issued capital and reserves for the period from April 2, 2018 to March 31, 2019 is as follows:

(1)	Authorized shares and shares issued

The number of authorized shares with no par value, shares issued with no par value, and amount of share capital is 1,000,000, 697,959, and 6,910 million yen, respectively, as of April 2, 2018 and March 31, 2019.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

14.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings

Share premium

There has been no change in total share premium for the period from April 2, 2018 to March 31, 2019, and the total share premium was 6,876 million yen as of April 2, 2018 and March 31, 2019. The share premium mainly consists of capital reserve required under the Companies Act of Japan.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained Earnings

The Companies Act of Japan requires that an amount equal to 10% of dividends from retained earnings shall be appropriated as capital reserve (part of capital surplus) or appropriated for legal reserve (part of retained earnings) until the aggregate amount of capital reserve and legal reserve is equal to 25% of share capital. The legal reserve may be used to eliminate or reduce a deficit or be transferred to retained earnings upon approval at the general meeting of shareholders.

15.	Supplemental Cash Flow Information

Movements on liabilities from financing activities are as follows:

	(In millions of yen)

	Borrowings which are due less than one year	Total
Net liabilities as of April 2, 2018	2,000	2,000
Cash flows	(2,000)	(2,000)

Net liabilities as of March 31, 2019	—	—

16.	Revenue from contracts with Customers

The Company recognized the following amounts related to revenue in the Statement of Profit or Loss for the period from April 2, 2018 to March 31, 2019:

(In millions of yen)

Period from April 2, 2018 to March 31, 2019
Revenue from contracts with customers
Mobile communication services(1)	8,537
Mobile devices(2)	888
Others	18

Total revenue	9,443

(1)

The Company’s performance obligations are satisfied as mobile communication services are provided to customers. Accordingly, revenue is recognized over the contract period on a straight-line method. Certain

LINE MOBILE Corporation

Notes to Financial Statements (continued)

16.	Revenue from contracts with Customers (continued)

additional incremental charges for calls and other services are recognized as those services are performed; however, these amounts are not significant for the period from April 2, 2018 to March 31, 2019.

(2)	The Company’s performance obligations are satisfied when the control of the mobile devices are transferred to the customer. Accordingly, revenue is recognized at a point in time.

Trade and other receivables, contract assets and contract liabilities

(In millions of yen)

March 31, 2019
Trade and other receivables	2,863
Contract assets(1)	931
Contract liabilities
Unsatisfied performance obligations(2)	52
Advances received(3)	111

Total contract liabilities	163

(1)	Contract assets consist of unbilled receivables from customers for mobile communication services for the portion in which performance obligations have been satisfied.
(2)	Unsatisfied performance obligations consist of initial set-up commission fees received from the customer.
(3)	Advance payments received consist of advance payments received from retail stores in exchange for entry packages as mobile communication service registration fees.

17.	Other Income and Expenses, Finance Income and Costs

(1)	Other operating income for the period from April 2, 2018 to March 31, 2019 mainly consists of insurance income related to installment sale of mobile devices.

(2)	Other operating expenses for the period from April 2, 2018 to March 31, 2019 mainly consists of the following:

(In millions of yen)

Period from April 2, 2018 to March 31, 2019
Licensing expenses	393
Cost of mobile devices	782
Sales commission expenses	458
Others(1)	820

Total	2,453

(1)	Others for the period from April 2, 2018 to March 31, 2019 mainly consists of supplies, payment processing expenses, and provision of allowance for doubtful accounts.

(3)	Finance income for the period from April 2, 2018 to March 31, 2019 includes interest income such as those from loans and demand deposits.

(4)	Finance cost for the period from April 2, 2018 to March 31, 2019 mainly consists of interest expenses.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

18.	Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

–	Credit risk

–	Liquidity risk

This note presents information about the Company’s exposure to the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout the Company’s financial statements.

(1)	Risk Management Framework

The Company is exposed to financial risks arising from its operating activities, such as credit risks and liquidity risks. The Company’s overall risk management policy mainly focuses on preventing and reducing such risks through a pre-determined policy.

(2)	Credit Risk

The Company is exposed to credit risks arising from counterparties for receivables as well as cash and deposits with financial institutions. The Company does not have a highly concentrated exposure to credit risk due to the policy to prevent and reduce such risks. Also, the Company follows its credit management policy and manages the due dates and remaining balances of receivables from customers and regularly analyzes the credit ratings for its major customers.

(a)	Maximum amounts of possible financial loss to the Company due to credit risk as of March 31, 2019 are as follows:

(In millions of yen)
March 31, 2019
Book value
Demand deposits	1,568
Trade and other receivables	2,863

Total	4,431

(b)	Trade and other receivables

The Company applies the simplified approach to measure the loss allowance at an amount equal to lifetime expected credit losses for trade and other receivables. The expected credit losses are measured based on factors including historical results and days past due. The Company generally defines defaults in trade and other receivables as those which customers do not make payment by the due date and measures the loss allowance as the full amount of all trade and other receivables that are outstanding (“overdue”) and a percentage based on the expected credit loss ratio of trade and other receivables that are not outstanding (“current”).

LINE MOBILE Corporation

Notes to Financial Statements (continued)

18.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(b)	Trade and other receivables (continued)

Set out below is the information about the credit risk exposure on the Company’s trade receivables using a provision matrix as of March 31, 2019:

	(In millions of yen)

	March 31, 2019
	Current	Overdue	Total
Trade and other receivables	2,893	258	3,151

Life-time expected credit losses	(30)	(258)	(288)

Contract Assets	931	—	931

Life-time expected credit losses	—	—	—

Below is the movement in the allowance for doubtful accounts attributable to trade and other receivables, and other financial assets, current:

(In millions of yen)

Provisions
Loss allowance balance at April 2, 2018	(122)
Provision for the year	(166)

Loss allowance balance at March 31, 2019	(288)

As at March 31, 2019, all other financial assets carried at amortized cost are considered to have low credit risk and therefore no provision for losses has been recognized.

(3)	Liquidity Risk

The Company continuously investigates opportunities to raise capital through bank borrowings, leases, etc. considering the market environment and balance between short-term and long-term management strategies in order to prevent and reduce liquidity risk. The Company also continuously monitors its liquid fund as well as forecasted vs actual cash flows.

(a)	Financial liabilities

The book values of financial liabilities based on the remaining maturities as of March 31, 2019 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In millions of yen)

	March 31, 2019
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payable	3,570	3,570	3,570	—	—

Total	3,570	3,570	3,570	—	—

LINE MOBILE Corporation

Notes to Financial Statements (continued)

18.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

(a)	Financial liabilities (continued)

The Company’s capital management policy is to realize and maintain an optimal capital structure that maximizes its corporate value for continuous sustainable growth in the midterm and long term.

The Company is not subject to any externally imposed capital requirements aside from the generic regulations imposed by the Japanese Companies Act, and mainly uses the following index for capital management:

–	Balance of shareholders’ equity

–	Capital-to-asset-ratio(1)

(1)	The Capital-to-asset-ratio is calculated by dividing the total shareholders equity balance with total assets.

The balance of shareholders’ equity and capital-to-asset ratio as of March 31, 2019 are as follows:

March 31, 2019
Total shareholders’ equity (in millions of yen)	1,931
Capital-to-asset-ratio (%)	29.8

19.	Commitments and contingencies

As of March 31, 2019, the Company has commitments of 1,318 million yen relating to the installation and completion of telecommunication devices.

20.	Related Party Transactions

The following table provides the total amount of outstanding balances and related party transactions entered into for the period from April 2, 2018 to March 31, 2019.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

20.	Related Party Transactions (continued)

(1)	Significant related party transactions and outstanding balances with related parties for the period from April 2, 2018 to March 31, 2019 are as follows:

			(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balance, net(9)
Parent company	SoftBank Corp.	Payments for loan receivable(1)	7,313	—
Parent company	SoftBank Corp.	Collection of loan receivable(1)	7,313	—
Parent company	SoftBank Corp.	Interest on loan receivable(1)	4	—
Parent company	SoftBank Corp.	Purchase of wireless networking capabilities(2)	1,973	113
Parent company	SoftBank Corp.	Outsourcing(3)	427	138
Parent company	SoftBank Corp.	Purchase of mobile devices(4)	431	118
Company that has significant influence on the Company	LINE Corporation	Repayment of loan payable(5)	2,000	—
Company that has significant influence on the Company	LINE Corporation	Interest on loan payable(5)	0	—
Company that has significant influence on the Company	LINE Corporation	Purchase of LINE Points(6)	680	356
Company that has significant influence on the Company	LINE Corporation	Royalty payments and the LINE platform usage fees(7)	393	85
Subsidiary of parent company	SB C&S Corp.	Payments made on behalf of the Company related to purchases of communication equipment(8)	240	240

(1)	The Company executed a loan agreement and collected the loan receivables from SoftBank Corp. during the period from April 2, 2018 to March 31, 2019.
(2)	The Company purchased the wireless networking capabilities of SoftBank Corp.
(3)	The Company outsourced sales promotion of SIM cards and entry packages at stores to Softbank Corp.
(4)	The Company purchased mobile devices to sell to its customers from SoftBank Corp.
(5)	The Company repaid loan payable from LINE Corporation during the period from April 2, 2018 to March 31, 2019.
(6)	The Company purchased LINE points from LINE Corporation, the issuer of the points, in order to grant LINE points to customers of the Company.
(7)	The Company paid royalty to use LINE Corporation’s trademark and LINE platform usage fees for advertisement on the LINE platform.

LINE MOBILE Corporation

Notes to Financial Statements (continued)

20.	Related Party Transactions (continued)

(8)

SB C&S Corp. makes payments for the Company in relations to purchase of communication equipment for MVNO services. The Company has commitments of 1,318 million yen relating to such purchases as of March 31, 2019.

(9)	Outstanding payable balances were unsecured and would be settled in cash net of related receivables, if any.

21.	Subsequent Events

Significant issuance of stock

In accordance with the extraordinary general meeting of shareholders held on March 6, 2019, the Company newly issued common shares as follows and completed the transactions on April 2, 2019.

Method of public offering or allotment:	Third-party allotment
Due date for substitute payment:	April 2, 2019
Class and number of shares issued:	410,720 shares of common shares
Aggregate number of shares issued:	12,000 million yen
Amount of reserve to be capitalized:	6,000 million yen